Exhibit 99.1

Letter to Shareholders

OVERVIEW

In 2007, we recorded our highest ever cash flow from operations of $1.9 billion or $3.11 per share. This represented only a slight increase over 2006 given the special gains we recorded that year but is more than double our results in 2005. This cash flow growth was due to increased assets under management, solid performance from most of our operations, and some realization items. Net income was approximately $800 million and while not as relevant a measure for our business because it includes depreciation, was nonetheless one of the highest in the company’s history.

Higher cash flows and increased assets under management translated into an increase in the intrinsic value of our business overall, with a few notable but thankfully small exceptions. Our share price in the market increased by 11% over the year. Including dividends, the total return for 2007 was 12%, although that market gain has been erased since the beginning of January given the general malaise in the financial markets.

Our shares underperformed their five and 10 years’ averages in the stock market, but given the negative performances of asset managers, property related companies and financial entities we at least held our own.

	Brookfield
Annualized Total Returns	(NYSE)	S&P	TSX
YEARS
1	12%	6%	10%
5	46%	13%	18%
10	25%	6%	10%
20	16%	12%	10%

In 2007, we achieved many of our goals and missed a few. Most importantly, our funds continue to record strong investment results and we have expanded our operating platform around the globe. We now have a physical presence in most of the world’s major markets.

We increased gross assets under management by $25 billion, enhanced our fundraising capabilities, expanded the business into Australia, the Middle East and Asia, invested approximately $10 billion of capital and are in the midst of fundraising for a number of new funds within our areas of expertise. Notable additions to our assets under management were the purchase of $7 billion of property assets in Australia and New Zealand, $1 billion of retail shopping centres in Brazil and approximately $2 billion of timber and agricultural lands. We also added $6 billion of real estate equities and fixed income advisory mandates, largely through the acquisition of a specialty investment management firm, which we intend to further expand globally and into new infrastructure product offerings.

Looking to 2008, we believe we are well positioned to continue building our business in the current environment. We have significant capital available, a healthy balance sheet and a performance culture where operating management teams can find a home as long-term owners and operators of their businesses. We believe these three items provide us with a strategic advantage over many other global asset managers, and should bode well for us in 2008 and 2009.

MARKET ENVIRONMENT

For almost 20 years, we have witnessed a period of unprecedented world economic growth and prosperity interrupted only briefly by periods of mild recession. This incredible period of growth has been fueled by globalization, the collapse of communist protectionism, huge productivity gains made possible by technology, and the secular decline of inflation and long-term interest rates, among other factors.

But as with everything, pressures and stresses eventually build up. Over the past few years, most of these remained below the surface. However, since the summer of 2007 they have now come into plain view. The first signs showed up in the debt markets, which by mid 2007 had become extremely robust. Today, credit spreads have widened dramatically as global banks struggle to clear their unsold inventory of transactions and deal with residential mortgage securities created in the prior environment. What began as a bank issue, is now beginning to affect homeowners, consumers and industry in general.

Time will tell how all of this plays out. That said, the powerful forces that started this period of positive growth largely remain in place. This provides us with many reasons to remain optimistic over the longer term. Nonetheless, we remain cautious in these uncertain times and have taken a number of actions and measures over the past six months to help manage our risks in this changing environment. Specifically, we:

•	raised capital wherever possible and extended the duration of debt. In particular, we sold assets which were not core to our long-term business;

•	ensured that our investment teams did not commit to any significant investment opportunities without committed financing in place;

•	reduced the risk of short-term financial assets that we hold, through outright sale, or other means; and,

•
purchased credit protection on a portfolio of approximately $2 billion notional of corporate debt as a hedge against the rising cost of debt due to a widening in credit spreads. To date, this credit protection has generated realized and unrealized gains in excess of $100 million, some of which were accounted for in the results in 2007.

Fortunately, we have entered 2008 in a strong financial position. We also believe the current volatile environment favors long-term owners and operators of assets. Our balance sheet strength and our long-term investment horizon should, as a result, play to our advantage as other owners of assets wishing to sell begin to place greater importance on certainty of closing. And, as we typically finance our investments with significant equity, often comprising up to 50% of the purchase price, and finance the balance with fixed-rate, long-term investment grade financing, we are not as affected as many of our competitors who rely on the more volatile high-yield debt markets to finance their acquisitions.

With credit costs and terms tighter, much of the drive behind the recent leveraged buyout environment has dissipated. With these factors no longer driving prices, we are more likely to attain our long-term return on investment goals going forward. In the context of these forward-looking views, we believe there will be great opportunities to put investment capital to work in our areas of focus in order to generate greater-than-average returns over the longer term.

And despite the possibility of a U.S. recession, we believe in the resilience of the U.S. economy, and the dramatic impact that the integration of the developing world is having on world GDP growth. These facts favour a positive investment environment once this adjustment process has run its course.

GOALS AND STRATEGY

As stated before, our long-term goal is to achieve a compound 12% annual growth in the cash flows from operations on a per-share value. This should lead to a total underlying value increase on a per-share basis of greater than 12%. This return will not occur consistently each year, but we believe we can achieve this objective over the longer term by continuing to focus on four key operating strategies:

•	Build a world-class asset management firm for institutional and retail investors, offering a focused group of products on a global basis to our clients.

•
Differentiate our product offerings by utilizing our decades of investment and operating experience and our long-term investment horizons, allowing us to have a different, longer-term perspective in acquisitions and building operations, thereby enabling us to generate greater returns over the long term for our partners.

•
Focus our products on simple to understand, high quality, long-life, cash-generating physical assets that require minimal sustaining capital expenditures and have some form of barrier to entry, a characteristic which should lead to appreciation in the value of these assets over time.

•
Maximize the value of our operations by actively managing our assets to create operating efficiencies, lower our cost of capital and enhance cash flows. Given that our assets generally require high initial capital investment, have relatively low variable cost, and can be leveraged on a long-term, low-risk basis, even a small increase in the top-line performance typically results in a much more meaningful contribution to the bottom line.

We believe we can continue to successfully grow our global asset management business, because underlying fundamentals for asset management, particularly within the infrastructure space, continue to be positive. In fact, in an uncertain world, we believe our lower-risk, lower-volatility products should become even more appealing, especially as investors reprice risk in the marketplace.

Changes in both demand and supply continue to drive the fundamentals of our business. With respect to demand for our products, institutional pools of capital across the world now total in excess of $20 trillion. As allocations by these investors to our type of products increase, we believe the demand for our product offerings will continue to grow at a rapid pace.

At the same time, the required investment in infrastructure assets is estimated at several trillion dollars annually in order to provide proper infrastructure in emerging economies, ensure appropriate upkeep of infrastructure in currently developed markets, and support further global expansion. We need only to participate in a very small way to fulfill our plans over the next ten years.

GLOBAL OPERATING PLATFORM

For many decades we have owned and operated the type of assets we now buy in conjunction with our asset management clients. We believe this differentiation, with hands-on operators in all of our businesses, have and will continue to enable us to outperform investors who do not have these capabilities.

In order to service our highly sophisticated group of investors, we have continued to invest in our existing operating platforms in property, renewable power, timber and transmission. We have also been developing operating platforms to support other emerging forms of infrastructure, and globalized the business because many institutions are increasingly looking for an investment manager with a global product offering, providing reliable one-stop shopping.

Over the past five years we have increased our staff to over 10,000, which includes 300 investment professionals. We have enhanced our presence in North and South America, built upon our business in Europe, added a meaningful presence in Australia, and established a base in Dubai, Hong Kong and China. We believe this corporate investment will pay off for you and for our co-investors as we increase the size of many of our fund offerings in the next few years.

CURRENCIES

The increasingly global nature of our operating platforms has had the effect of increasing the foreign content of our business. To date, because of the decline of the U.S. dollar, this internationalization has added value to the company, compared to having only been invested in the U.S.

We report our results in U.S. dollars and, from a currency perspective, changes in the value of the U.S. dollar relative to other currencies will impact the operating results and values of our non-U.S. activities. Often we hedge our non-U.S. operations with local debt, but typically the equity and increases in value are not hedged. We estimate that currently approximately 50% of our market capitalization is represented by U.S. dollars and the balance of 50% is invested internationally. The largest international investments are in Canada and Australia, with the next largest in Brazil and the UK.

The decline of the U.S. dollar against world currencies in 2007 had a positive impact on the intrinsic values and cash flow producing ability (in U.S. dollars) of our non-U.S. assets. A 10% movement in the U.S. dollar against our other currencies results in a change in the value of approximately $2.00 per share. These numbers are merely indicative, and the exact calculations will change quarterly. And, while we don’t try to take currency positions, we are an international investor, and therefore our returns are inevitably affected by currency movements across the world.

MARKETING OF FUNDS

During 2007, we added approximately $10 billion of managed capital to our operations and are currently in the market with a number of private funds where we hope to raise several billions more. Most of this capital will come from global institutional investors, and in order to accommodate the increased demands on our resources, we have continued to expand our capabilities, both to market these funds and to better service these institutions.

In addition to private funds, we also sponsor specialty public issuers that enable public market investors to participate directly in our investment strategies. The first major initiative in this regard was the creation of NYSE-listed Brookfield Infrastructure Partners. By now you should have each received your units of this new entity by way of a special dividend. As articulated before, we intend to utilize Brookfield Infrastructure as our primary growth vehicle for the purchase of certain infrastructure assets in the future. We hope that Brookfield Infrastructure will appeal to those investors seeking higher yield and lower volatility than traditional equity investments.

Our long-term goal is to substantially expand our assets under management, ultimately ending up with our commitment to each strategy at less than 20%. As a result, and given the scale of capital which we have in the business today, we should be able to substantially grow our assets under management with the capital we have in the business.

INVESTMENT RETURNS AND FINANCIAL REPORTING

As stated in our second quarter report to you, we are often asked about the overall make-up of our cash flow from operations, and in particular, whether we focus on current cash flows or cash flows on a total-return basis. The short answer is that we focus on both, but predominantly on total return.

To date, for simplicity purposes, we have focused our reporting to you on the cash flows generated on an ongoing basis from our operations and realization gains as they occur. Given our continued focus on total-return investing, this is an important concept to understand and worth exploring in further detail.

On average, we invest capital seeking at least a 12% to 15% leveraged return. We assess returns on a total basis – meaning that we include the present values of cash flows received over the life of our investment as well as the “terminal value,” which represents the value of the investment at a future point in time. This is commonly referred to as an internal rate of return, or “IRR.”

As you know, we focus on assets that we believe will generate increasing levels of cash flow over time, and that appreciate in value. In many cases, the current cash return from an investment at inception may be well below the targeted IRR. This means that for accounting purposes, the returns that are reflected in our financial results are typically significantly below our internal rate of return in the early years of our ownership. Over time, as the cash flows increase, higher returns will be reflected in our reported results.

What is usually not reflected in our financial results are increases in the values of our investments over the amount of the original invested capital. The values of assets such as ours typically increase by an amount equal to the capitalized value of the increase in the associated cash flows. This appreciation in value is generally not reflected in our financial results until such time as we sell the asset, at which point we will record a realization gain. However, we are generally inclined to hold assets indefinitely, preferring to monetize the accrued value by refinancing the asset as opposed to an outright sale. This has the added benefit of deferring any accrued tax liability but, in the absence of a crystallization event, the accrued value may never appear in our reported financial results.

The implications of this analysis are twofold. The first is that the cash flows reported on a meaningful amount of our capital are not, in our view, representative of the total return that we expect to receive over the life of the investment. This is particularly so for newer investments, development initiatives, and securities investments. The second implication is that realization gains, when they do occur, form an important part of our total returns and typically represent only a small portion of the overall increase in intrinsic value that is built each year within our operations.

SUMMARY

We remain committed to building a world-class asset manager, and investing capital for you and our co-investment partners in high-quality, simple-to-understand assets which earn a solid cash-on-cash return on equity, while always emphasizing downside protection of the capital employed.

The primary objective of the company continues to be generating increased cash flows, and as a result, higher intrinsic value on a per-share basis over the longer term.

It is always important to remind ourselves that there may be occasional periods of time, maybe years, when the market value of any company, for various reasons, may not equate to the intrinsic value of the business. This fact often presents us opportunities to acquire assets in the public market at less than intrinsic value, but can similarly affect your shareholdings in our company for periods of time. Given the “bearishness” that exists in the capital markets today, this is probably more important to note than usual.

And, while I personally sign this letter, I respectfully do so on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please don’t hesitate to contact any of us, should you have suggestions, questions, comments, or investment ideas.

J. Bruce Flatt
Managing Partner
February 8, 2008

This Letter to Shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements” within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this report, in other filings with Canadian regulators or the SEC or in other communications. These forward-looking statements include, among others, statements with respect to our financial and operating objectives and strategies to achieve those objectives, capital committed to our funds, the potential growth of our asset management business and the related revenue streams therefrom, statements with respect to the prospects for increasing our cash flow from or continued achievement of targetted returns on our investments, as well as the outlook for the company’s businesses and for the Canadian, United States and global economies and other statements with respect to our beliefs, outlooks, plans, expectations, and intentions.

The words “believe”, “expect”, “think”, “potentially”, “principally”, “tend”, “primarily”, “look”, “generally”, “represent”, “anticipate”, “position”, “intend”, “estimate”, “should”, and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “may”, “will”, “should”, “likely”, “would” or “could”, which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Although Brookfield Asset Management believes that the company’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; market demand for an infrastructure company, which is unknown; ability to compete for new acquisitions in the competitive infrastructure space; availability of equity and debt financing; strategic actions including dispositions; the ability to effectively integrate acquisitions into existing operations and the ability to attain expected benefits; the company’s continued ability to attract institutional partners to its Specialty Investment Funds; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States included in the Annual Information Form under the heading “Business Environment and Risks”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.